Everest REIT Investors

199 SOUTH LOS ROBLES AVENUE, SUITE 200  -  PASADENA, CALIFORNIA  91101

TEL (626) 585-5920  -  FAX  (626) 585-5929

January 8, 2018

To the Shareholders of

Lightstone Value Plus Real Estate Investment Trust V, Inc.

RE:NOTIFICATION OF HIGHER OFFER TO PURCHASE

Dear Shareholder:

Everest REIT Investors I, LLC is offering to purchase 1,200,000 common shares (the "Shares"), in Lightstone Value Plus Real Estate Investment Trust V, Inc. (the "Corporation"), for cash in the amount of $5.40 per Share upon the terms and subject to the conditions set forth in our Offer to Purchase dated January 8, 2018, and the related Transfer Agreement (together, the “Offer”). Investors should consider the following:

-Our offer is 5% HIGHER THAN THE CURRENT PRICE PAID FOR SHARE REDEMPTIONS by the Corporation. According to its most recent Quarterly Report, the Corporation only paid $5.14 per Share for ordinary redemptions in the third quarter of 2017.

-Our offer is the highest third-party offer for your Shares of which we are aware. Our offer avoids the payment of selling commissions, which often exceed 5% of the sale price.

-The Corporation’s new advisor recently terminated the Corporation’s liquidation process that was underway. The Corporation’s Board claims that it is permitted to defer a shareholder vote on liquidation indefinitely.

-Our offer provides the opportunity to GET CASH PROMPTLY for your Shares. The Board may reject redemption requests, or suspend its redemption program at any time. If you do not sell, you should be prepared to hold the Shares indefinitely.

By selling your Shares, you receive a guaranteed current price for your Shares. The Corporation admits that its estimated value per Share of $7.98 may not reflect the value that stockholders will actually receive. The Corporation states that its estimated value per Share is not the value of the Shares according to GAAP, or the liquidation value, or the price the Shares would receive in public trading.

A Transfer Agreement is enclosed which you can use to tender your Shares. Please complete and execute this Transfer Agreement in accordance with the enclosed Instructions and return it in the envelope provided. You should read the entire Offer before tendering your Shares.

A copy of the Offer documents is available from the following website: Go to:  app.vaultrooms.com/login/; Login: Lightstone5; Password: Password1 (case sensitive); or from the SEC’s EDGAR website at www.sec.gov; or a free copy will be mailed or emailed to you upon request to Stacey McClain in our Investor Relations department, at (800) 611-4613, or by email to Lightstone5Offer@everestproperties.com. The Purchaser may extend the offer, in which case, the Purchaser will make a public announcement by press release and by posting on the foregoing website no later than 9:00 AM Eastern Time the next business day after the scheduled expiration date. The Offer to Purchase contains information required to be disclosed by Rule 14d-6(d)(1) under the Securities and Exchange Act of 1934 and is incorporated herein by reference.

Unless amended, our offer will expire at 5:00 pm Pacific Time on February 28, 2018.

Very truly yours,

Everest REIT Investors I, LLC